1875 K Street, NW Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

August 7, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

       File Nos. 333-92935, 811-09729

       Post-Effective Amendment No. 95

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), Post-Effective Amendment No. 95 to the Trust’s Registration Statement on Form N-1A.

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the purpose of adding two new funds to the Trust: iShares S&P California Municipal Bond Fund and iShares S&P New York Municipal Bond Fund. The filing will become automatically effective 75 days after the filing, but the Trust expects to submit an acceleration request for an effective date on or about October 8, 2007.

The following information is provided to assist the Staff of the Commission in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The iShares S&P California Municipal Bond Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the municipal bond sector of California as defined by the S&P California Municipal Bond Index. The iShares S&P New York Municipal Bond Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the municipal bond sector of New York as defined by the S&P New York Municipal Bond Index. Both indices are sub-indices of the S&P National Municipal Bond Index.

(2)	Other Changes from Recent Filings

Each Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to the Fund. The portfolio managers are specific to each Fund. Because investments in municipal bonds can have certain tax advantages, each Fund’s tax disclosures include a discussion of the expected tax consequences of the Fund’s municipal bond investments. Also, there is disclosure that the basket of securities required for the purchase of a creation unit and the basket of securities to be delivered upon redemption of a creation unit may differ from each other.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 74, filed pursuant to Rule 485(a) on March 23, 2007, relating to the iShares S&P World ex-U.S. Property Index Fund (and the related amendment under Rule 485(b), filed and effective on July 30, 2007).

The disclosures applicable to the Fund and iShares Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings “Management—Investment Adviser,” “Management—Administrator, Custodian and Transfer Agent,” “Shareholder Information,” “Determination of NAV,” “Dividends and Distribution,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Management—Investment Adviser,” “Management—Code of Ethics,” “Management—Administrator, Custodian and Transfer Agent,” “Management—Distributor,” “Brokerage Transactions,” “Financial Statements” and “Miscellaneous Information,” included in the Statement of Additional Information.

* * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).